SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

                                 FORM 11-K



           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1995 Commission File Number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Atlantic Electric 401(K) Savings and Investment Plan - A
     6801 Black Horse Pike
     Egg Harbor Twp., N.J.  08234-4130

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


     Custom Stable Value Fund           Equity Index Fund
     T. Rowe Price, Inc.                T. Rowe Price, Inc.
     100 East Pratt Street              100 East Pratt Street
     Baltimore, Maryland 21202          Baltimore, Maryland  21202

     Equity Income Fund                 Spectrum Growth Fund
     T. Rowe Price, Inc.                T. Rowe Price, Inc.
     100 East Pratt Street              100 East Pratt Street
     Baltimore, Maryland  21202         Baltimore, Maryland  21202

     International Stock Fund
     T. Rowe Price, Inc.
     100 East Pratt Street
     Baltimore, Maryland  21202














TABLE OF CONTENTS


                                                           Page

Independent Auditors' Report                                   2

Atlantic Electric
  401(K) Savings and Investment Plan - A

Financial Statements as of December 31, 1995 and 1994
  and For The Years Then Ended:
  Statements of Net Assets Available for Benefits              3
  Statements of Changes in Net Assets
         Available for Benefits                                4
  Notes to Financial Statements                                5
Supplemental Schedules:
   I: Schedule of Reportable Transactions -
          Form 5500, Item 27d                                 10
  II: Schedule of Assets Held for Investment
          Purposes, December 31, 1995 -
          Form 5500, Item 27a                                 11







                                   *****



























INDEPENDENT AUDITORS' REPORT

Atlantic Electric
  401(K) Savings and Investment Plan - A

We were engaged to audit the financial statements and supplemental schedules of Atlantic Electric 401(K) Savings and Investment Plan - A as of December 31, 1995 and 1994, and for the years then ended, listed in the Table of Contents. These financial statements and supplemental schedules are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 2, which was certified by T. Rowe Price Trust Company, the funding agent of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the Plan administrator that the funding agent holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained certifications from the funding agent as of and for the years ended December 31, 1995 and 1994 that the information provided to the Plan administrator by the funding agent is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to express, and do not express, an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the funding agent, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



Deloitte & Touche LLP
Parsippany, New Jersey
July 31, 1996






                                    -2-
ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - A

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994

ASSETS                                     1995            1994

Investments at fair value:
  Common Collective Trust            $34,054,336     $38,496,524
  Mutual fund accounts                23,293,265      13,482,851
  Participant Loans                    1,297,588          -0-

Contributions receivable:
  Atlantic City Electric Company          23,226          25,599
  Participants                            65,868          73,112
                                     ___________     ___________
NET ASSETS AVAILABLE FOR BENEFITS    $58,734,283     $52,078,086
                                     ===========     ===========




See notes to financial statements.



























                                    -3-

ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - A


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994



                                             1995            1994
Additions to assets:
  Investment income:
    Interest - GIC                      $2,238,232    $2,258,229
    Interest - Participant Loans            38,250          -
    Dividends                            1,135,554       883,094
    Net appreciation/(depreciation)
      of investments                     4,075,087      (499,514)
                                         _________     _________
                                         7,487,123     2,641,809
  Contributions:
    Participants'                        3,362,221     3,711,036
    Employers'                           1,143,738     1,233,337
                                         _________     _________
                                         4,505,959     4,944,373
  Net transfers from
  Atlantic Electric 401(K)
  Savings and Investment Plan - B           48,578       476,271
                                         _________     _________
    Total additions                     12,041,660     8,062,453

Deductions from Assets:
  Benefits paid to participants          5,378,813     3,733,461
  Administrative Fees                        6,650          -
  Net transfers to
  Atlantic Electric 401(K)
  Savings and Investment Plan - B              -              -
                                         _________     _________

    Total deductions                     5,385,463      3,733,461
                                         _________      _________
Increase in net assets
  available for benefits                 6,656,197      4,328,992

Net assets available for benefits,
  at beginning of year                  52,078,086     47,749,094
                                        __________     __________
Net assets available for benefits,
  at end of year                       $58,734,283    $52,078,086
                                       ===========    ===========

See notes to financial statements.



                                    -4-
ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - A

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994



1.   SIGNIFICANT ACCOUNTING POLICIES

  Plan Description

  The Atlantic Electric 401(K) Savings and Investment Plan - A (the "Plan") is a defined contribution savings plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 and with the requirements for qualifications under Section 401(k) of the Internal Revenue Code. The Plan is administered by the Benefits/Trusts Investment Committee appointed by the Board of Directors of Atlantic Energy, Inc., parent holding Company of Atlantic City Electric Company. Employee contributions to the Plan are remitted to T. Rowe Price Trust Company and invested as directed by Plan participants.

  All full-time non-bargaining unit employees of Atlantic City Electric Company, its wholly-owned subsidiary, Deepwater Operating Company and effective March 1, 1995, all full-time employees of Atlantic Energy Inc., and Atlantic Energy Enterprises (together referred to as the "Company"), are eligible to participate in the Plan. Employees may contribute up to 10% of base pay to the tax savings portion of the contributions in any of five investment options. Options available to the employee are the Custom Stable Value Fund, Equity Index Fund, Equity Income Fund, International Stock Fund, and Spectrum Growth Fund. The tax savings portion of participant contributions (up to 6% of an employee's base pay) is matched by the Company at a rate of 50%. Federal Income taxes on these contributions and related interest income are deferred until withdrawn. Benefits from the tax savings portion of the Plan can be withdrawn upon retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10% of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns interest that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

                                    -5-
  Tax Status

  The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Effective January 1, 1996, Atlantic Energy, Inc. common stock was made available as an additional participant directed investment option.

  Participant Accounts

  Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions. Interest income is recorded as earned. Distributions to participants are recorded in the period in which distribution requests are received. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

  Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

  Administration Costs

  Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

  Participant Loans Receivable

  The Plan began to make Participant loans effective April 1, 1995. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant Loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. The interest rate for 1995 was 9%. Principal and interest is paid ratably through weekly payroll deductions.

  Investments

  The investments in Mutual Funds are stated at fair value as determined by quoted market prices. The investments in the Common Collective Trust are stated at contract value (which approximates fair value) which is the aggregate of contributions and income earned on such contributions, less participants' withdrawals.

  The following table represents the fair value of investments by issuer comprising 5 percent or more of the Plan's assets:

                                                  December 31,
  Investments at Fair Value:               1995           1994

  Custom Stable Value Fund          $34,054,336    $38,496,524
  Equity Index Fund                   7,395,022      4,400,599
  Equity Income Fund                 14,156,541      9,082,252
                                    ___________    ___________
                                    $55,605,899    $51,979,375
                                    ===========    ===========

  The net appreciation/(depreciation) in fair value of each significant type of investment is as follows:

                                                  December 31,
                                              1995           1994

     Custom Stable Value Fund                -0-           -0-
     Equity Index Fund                   1,448,040     $(115,426)
     Equity Income Fund                  2,550,472      (384,088)
                                        __________     _________
                                        $3,998,512     $(499,514)
                                        ==========     =========

  For the year ended December 31, 1995 the guaranteed insurance contracts of the Custom Stable Value Fund, in aggregate, had an average yield of 6.61%.

2.   INFORMATION CERTIFIED BY THE FUNDING AGENT

The Plan Administrator has obtained certifications from the funding agent, T. Rowe Price Trust Company, that the Plan investment value, investment income, and participant loans, which is included in the Plan's financial statements, is complete and accurate, as noted below, as disclosed under investments in Note 1, and as disclosed in Note 4.

Fair value        Investment        Fair value      Investment
   at               Income              at            Income
12/31/95             1995            12/31/94          1994

$58,645,189       $7,487,123       $51,979,375      $2,641,809



3.    SUBSEQUENT EVENTS

o Effective January 1, 1996, Atlantic Energy, Inc. common stock was made available as an additional participant directed investment option.

4.    PARTICIPANT-DIRECTED INVESTMENT FUNDS AS OF DECEMBER 31, 1995 AND 1994

Net assets available for plan benefits, and changes therein, are presented below for each participant-directed investment fund for the year ended December 31, 1995:
                                                   (In Dollars)

Net Assets available for Plan Benefits December 31, 1995


                Custom Stable  Equity       Equity     Spectrum     Internat.     Loan
                 Value Fund   Index Fund  Income Fund  Growth Fund  Stock Fund    Fund     Total
                                          <c)
Investments
  Common
  Collective
  Trust
                 34,054,336                                                            34,054,336
  Mutual Fund
  Accounts                    7,395,022   14,156,541   1,154,349     587,353           23,293,265

Contributions Receivable
  Employee           19,918      18,662       21,876       3,176       2,236               65,868
  Employer           23,226                                                                23,226
  Loan Interest                                                                  1,846      1,846

Participant Loans                                                            1,295,742  1,295,742

Net Assets Available
for Plan benefits _________   _________   __________   _________     _______ _________ __________
                 34,097,480   7,413,684   14,178,417   1,157,525     589,589 1,297,588 58,734,283
                 ==========   =========   ==========   =========     ======= ========= ==========

Changes in     Custom Stable  Equity       Equity     Spectrum     Internat.     Loan
Net Assets       Value Fund   Index Fund  Income Fund  Growth Fund  Stock Fund    Fund     Total
Available for
Benefits
Year Ended 12/31/95
Additions:
  Employer       1,117,604       12,435      13,060         332          307            1,143,738
  Employee       1,158,382      885,311   1,154,441     105,442       58,645            3,362,221

Investment Income
  Interest-GIC   2,238,232                                                              2,238,232
  Interest-Loans    12,514        8,892      11,704       3,083          211     1,846     38,250
  Dividends                     272,114     768,818      77,059       17,564            1,135,555
  Net Appreciation
    of Invest.                1,448,040   2,550,472      60,897       15,677            4,075,086

  Interfund
  transfers     (4,772,410)     659,211   1,330,317     959,372      527,768 1,295,742       -0-
  Transfers to
   the Plan         38,105        6,677       3,796                                        48,578
                 _________    _________   _________   _________     ________  _________ __________
TOTAL ADDITION    (207,573)   3,292,680   5,832,608   1,206,185      620,172  1,297,588 12,041,660


Deductions
  Distributions
 to Participant (4,241,620)    (300,558)   (757,522)    (48,571)     (30,542)          (5,378,813)
Administrative
 Fees               (3,767)        (949)     (1,804)        (89)         (41)              (6,650)
   TOTAL DEDUCTIONS
                __________      _______     _______      ______       ______    ______   _________
                (4,245,387)    (301,507)   (759,326)    (48,660)     (30,583)        0  (5,385,463)

Increase in
net assets      (4,452,960)   2,991,173   5,073,282    1,157,525     589,589 1,297,588  6,656,197

Net assets available
for plan benefits,
 1/1/95         38,550,440    4,422,511   9,105,135            0           0         0 52,078,086

Net assets available
for plan benefits,
 12/31/95      ___________    _________  __________    _________    ________ _________ __________
               $34,097,480    7,413,684  14,178,417    1,157,525     589,589 1,297,588 58,734,283
               ===========    =========  ==========    =========    ======== ========= ==========

Net assets available for plan benefits, and changes therein, are presented below for each participant-directed investment fund for the year ended December 31, 1994:

Net Assets available     Custom Stable     Equity        Equity
for Plan benefits         Value Fund     Index Fund    Income Fund     Total
12/31/94
Investments
  Common Collective Trust $38,496,524        --              --        $38,496,524
  Mutual Fund Accounts         --        $4,400,599      $9,082,252     13,482,851

Contributions Receivable
  Employer                     25,599        --              --             25,599
  Employee                     28,317         21,912         22,883         73,112
Net Assets Available for  ___________    __________      __________    ___________
  Plan benefits           $38,550,440    $4,422,511      $9,105,135    $52,078,086
                          ===========    ==========      ==========    ===========

Changes in Net Assets    Custom Stable     Equity        Equity
Available for Benefits    Value Fund     Index Fund    Income Fund     Total
 Year Ended 12/31/94
Additions:
  Employer                $ 1,233,337        --             --         $ 1,233,337
  Employee                  1,424,604    $1,047,989    $1,238,443        3,711,036
  Investment Income
    Interest-GIC            2,258,229        --             --           2,258,229
    Dividends                  --           159,581       723,513          883,094
    Net depreciation
      of investments           --          (115,429)     (384,085)        (499,514)
  Interfund transfers      (1,077,690)      241,098       836,592              --
  Transfers to the Plan       347,518        54,511        74,242          476,271
                            _________     _________     _________        _________
    Total additions         4,185,998     1,387,750     2,488,705        8,062,453

Deductions-distributions
 to participants            3,390,702        94,431       248,328        3,733,461
                            _________     _________     _________        _________
Increase in net assets        795,296     1,293,319     2,240,377        4,328,992

Net assets available
 for plan benefits,
     1/1/94                37,755,144     3,129,192     6,864,758       47,749,094
Net assets available
 for plan  benefits,      ___________   ___________    __________      ___________
    12/31/94              $38,550,440   $ 4,422,511    $9,105,135      $52,078,086
                          ===========   ===========    ==========      ===========

                                 -9-
                                                SCHEDULE I

ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - A

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995

Transactions or series of transactions in excess of 5% of the market value of plan assets:



Units or          Description of                                Net Gain
 Shares             Investment        Cost     Market Value     or (Loss)

Purchases:
             T. Rowe Price
             Custom Stable
             Value Fund           $4,200,673     $4,200,673       -0-

             T. Rowe Price
             Equity Income Fund    4,044,552      4,044,543     $     (9)

             T. Rowe Price
             Equity Index Fund     2,415,987      2,410,253       (5,734)


Sales:
             T. Rowe Price
             Custom Stable
             Value Fund            8,642,861      8,642,861       -0-

             T. Rowe Price
             Equity Income Fund    1,394,272      1,520,726      126,454

             T. Rowe Price
             Equity Index Fund       766,601        863,869       97,268

                                                              Schedule II

ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - A

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995

                            Description of
                               Investment        Cost         Current

Custom Stable Value Fund         GIC         $34,054,336     $34,054,336

Equity Index Fund            Mutual Fund       6,106,585       7,395,022

Equity Income Fund           Mutual Fund      12,072,339      14,156,541

Spectrum Growth Fund         Mutual Fund       1,101,519       1,154,349

International Stock Fun      Mutual Fund         574,888         587,353

Participant Loans               Loan           1,297,588       1,297,588
                                             ___________     ___________
TOTAL ASSETS HELD FOR INVESTMENT             $55,207,255     $58,645,189
                                             ===========     ===========

                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  September 9, 1996            /s/ L. M. Walters
                                        L.M. Walters
                                        Treasurer

                 Exhibit Index

Exhibit No.

23      Consent of Independent Auditors'